Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-254987

Prospectus Supplement No. 3

(To Prospectus dated August 19, 2021)

OUSTER, INC.

This prospectus supplement updates, amends and supplements the prospectus dated August 19, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-254987). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K (the “Current Report”), filed with the SEC on October 25, 2021. Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Ouster, Inc.’s common stock and warrants are listed on the New York Stock Exchange under the symbols “OUST” and “OUST WS.” On October 22, 2021, the closing price of our common stock was $6.55 and the closing price of our warrants was $1.43.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 22, 2021

Ouster, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39463	86-2528989
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 Treat Avenue

San Francisco, California 94110

(Address of principal executive offices) (Zip Code)

(415) 949-0108

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	OUST	New York Stock Exchange
Warrants to purchase common stock	OUST WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed, on October 5, 2021 (the “Agreement Date”), Ouster, Inc., a Delaware corporation (the “Company”), Sparrow Acquisition Sub., Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Sense Photonics, Inc., a Delaware corporation (“Sense”), and Fortis Advisors LLC, solely in its capacity as the representative of securityholders of Sense (“Holders’ Agent”), entered into an Agreement and Plan of Merger and Plan of Reorganization (the “Merger Agreement”), pursuant to which, and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub agreed to merge with and into Sense (the “Merger”), with Sense surviving the Merger as a wholly owned subsidiary of the Company. A copy of the Merger Agreement was attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on October 5, 2021.

On October 22, 2021, the transactions contemplated by the Merger Agreement were consummated and the Company issued approximately 10 million shares of common stock as consideration for the Merger, inclusive of approximately 0.8 million shares underlying assumed options and approximately 1.6 million shares which have been initially held back by the Company for purposes of satisfying any post-closing purchase price adjustments and indemnification claims under the Merger Agreement. In addition, approximately 4.5 million restricted stock units issued to employees of Sense immediately prior to the Merger as retention incentives were assumed by the Company pursuant Merger Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ouster, Inc.

Date: October 25, 2021	By:	/s/ Anna Brunelle
	Name:	Anna Brunelle
	Title:	Chief Financial Officer